

June 3, 2013

Via E-mail
Ms. Leslie D. Hale
Chief Financial Officer and Treasurer
RLJ Lodging Trust
3 Bethesda Metro Center, Suite 1000
Bethesda, MD 20814

> **Re:** **RLJ Lodging Trust**
> **Form 10-K for the year ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-35169**

Dear Ms. Hale:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1A. Risk Factors, page 10

"If we fail to maintain an effective system of integrated internal controls …," page 28

1. We note your disclosure in this risk factor in regards to your internal audit function that oversees your internal controls that you "can provide no assurances that such procedures will be adequate to provide reasonable assurance to [y]our shareholders regarding the reliability of [y]our financial reporting and the preparation of [y]our financial statements." Please advise us how this is consistent with your disclosure on page 84 and the certification filed as an exhibit that you have "designed such internal control over financial reporting…to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements…."

Item 2. Properties, page 41

2.   We note that you have engaged in renovating certain of your properties during the past two years. In future Exchange Act periodic reports, to the extent you engage in renovating or developing properties, and to the extent these properties are material, please provide disclosure regarding your anticipated completion date, costs incurred to date, and budgeted costs in future Exchange Act periodic reports. Please provide disclosure regarding total development costs on a per square foot basis.

Non-GAAP Financial Measures, page 71

3.   We note your disclosure that you believe that Adjusted FFO provides investors with another financial measure that may facilitate comparisons of operating performance between periods and between REITs. In future Exchange Act periodic reports, please revise to disclose the reasons why you believe that Adjusted FFO may facilitate comparisons of operating performance between periods and between REITs. This comment also applies to your disclosures regarding Adjusted EBITDA. Please provide us with your proposed disclosure. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Capital Expenditures and Reserve Funds, page 79

4.   In future Exchange Act periodic reports, please include additional analysis of your capital expenditures by breaking down total capital expenditures between new development (as applicable), redevelopment/renovations, routine capital expenditures, and other capital expenditures by year. The total of these expenditures should reconcile to the cash flow statement. In addition, please expand your narrative discussion of fluctuations from year to year to discuss any known trends or uncertainties related to your capital expenditures.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant at (202) 551-3395 or me at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney at (202) 551-3585 or Tom Kluck, Branch Chief at (202) 551-3233 with any other questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant